SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of February 2008

Vannessa Ventures Ltd.

(Translation of registrant’s name into English)

000-30462

(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.

(Registrant)

Date: 5 February 2008

By:

/s/ Cameron B. Boyer

Name: Cameron B. Boyer

Title:   Controller

EXHIBIT INDEX

Exhibit

Description

1.

News Release, 4 February 2008 -  English

VANNESSA VENTURES LTD.

220, 1010 – 1St S.W.

Calgary, Alberta T2R 1K4

Telephone: (403) 444-5191

NEWS RELEASE

February 4, 2008- Calgary	Trading Symbol: TSXV: VVV

SETENA Approves Vannessa’s Modified Environmental Impact Statement Involving Hard-Rock Mining at Crucitas

Industrias Infinito S.A. (“Infinito”), a wholly owned subsidiary of Vannessa Ventures Ltd. (the “Company”), has received approval from the Environmental Protection Agency of Costa Rica  (SETENA) to modifications to its existing and approved Environmental Impact Statement (EIS) for the Crucitas gold project, including changes to the mining and processing plan in the EIS to bring mining of the hard-rock material underlying the saprolite into the plan.

The original EIS, which was initially approved in December of 2005, set forth the environmental plan for mining, and processing saprolite ore at the Crucitas project located in north central Costa Rica.  The modifications that have been approved by SETENA, in the form of (Resolución No 170-2008-SETENA) dated February 4, 2008, include:

-

Approval to mine the hard-rock material underlying the saprolite or weathered clay material which overlies the deposit.

-

A significant reduction in the total mining area disturbed due in part to the fact that the planned pits will now be extended to penetrate through the saprolite cap into the hard-rock material which will result in a reduced disturbance area.

-

The purchase of additional surface rights since the filing of the original submission which will allow for a larger area of land to be returned to native forest cover from its current use which is plantation forestry and grazing.

With this approval the Company now has the major environmental approvals in place to develop the Crucitas deposit in accordance with the Feasibility Study announced on January 12, 2007 and subsequently filed on SEDAR on February 26, 2007.  The Company has also posted the environmental bond required by SETENA as a condition of the initial approval.

Since the initial approval in late 2005 the Company has continued with social, educational, and community development in the communities in the project area and has constructed a new bridge and road into the site and improved existing roads leading to the Crucitas camp.  The Company already owns a SAG and ball mill, which are being stored in California, pending transport to the site, which will process 5,000 tonnes of hard-rock ore per day with greater productivity in the softer saprolite material.

With this approval in place the Company looks forward to moving forward with development of the Crucitas Project.  Prior to proceeding with full development of the project the Company requires clarification of the status of its Exploitation Concession, as discussed in the Company’s news release of December 5, 2006 and its subsequent disclosure documents.  The Company believes that the required confirmation will be provided as the Company has complied with all of the applicable legislation and requirements.  This belief is supported by qualified local counsel who has reviewed the issue in detail and has confirmed that the Company has satisfied applicable legislation and regulations.  Following final clarification of the concession status, and with the approval of the modified EIS in hand, the Company anticipates moving forward with project development.

John Morgan, President

VANNESSA VENTURES LTD.

     “The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.”